Exhibit 12
AIRGAS, INC.
COMPUTATION OF FINANCIAL RATIOS
(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2004		2005		2006		2007		2008

EARNINGS COMPUTATION:

Add:
Pretax income from continuing operations before equity earnings and minority interest	$124,395		$147,627		$208,037		$257,144		$370,762

Fixed charges	66,848		83,139		92,553		104,998		142,000

Distributed income of unconsolidated Affiliate	724		—		—		—		—

	$191,967		$230,766		$300,590		$362,142		$512,762

Subtract:

Preferred dividend requirements of consolidated affiliate	(1,151)		(4,626)		(4,589)		(4,589)		(1,147)

Earnings for purposes of computation	$190,816		$226,140		$296,001		$357,553		$511,615

FIXED CHARGES COMPUTATION:

Interest expense (1)	$46,340		$57,547		$65,110		$75,725		$111,262

Estimate of the interest component of rent expense	19,357		20,966		22,854		24,684		29,591

Preferred dividend requirements of consolidated affiliate (2)	1,151		4,626		4,589		4,589		1,147

Fixed charges for purposes of computation	$66,848		$83,139		$92,553		$104,998		$142,000

RATIO OF EARNINGS TO FIXED CHARGES	2.85	X	2.72	X	3.20	X	3.41	X	3.60	X

(1)	includes amortization of capitalized financing costs and discount on trade receivable securitization.

(2)	Preferred stock of National Welders was converted to Airgas Common stock on July 3, 2007.